

July 1, 2015

Michael H. Neufeld
Chief Executive Officer
Pegasi Energy Resources Corporation
218 N. Broadway, Suite 204
Tyler, TX 75702

  Re: Pegasi Energy Resources Corporation
     Amendment No. 1 to Registration Statement on Form S-1
     Filed June 22, 2015
     File No. 333-203943

Dear Mr. Neufeld:

   We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2015 letter

General

1. We note your response to prior comment 5. Please clarify that your registration fee table includes common stock issuable upon conversion of interest paid on the convertible notes. In addition, please disclose that the shares of common stock registered are based on a conversion price of $0.09.

2. We note your response to prior comment 8. Please revise your tabular disclosure to reflect the conversion price that is the basis for beneficial ownership determination prior to the offering and the basis for the shares offered in the offering.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief

cc: James Turner